# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GeoPark Ltd, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Common shares, par value US$0.001 per share
Address of issuer's principal executive offices: Calle 94 No 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Date of event which requires filing of this statement: 02/20/2026
Filed by CIK 0001506666
Persons authorized to receive notices and communications: Cameron Grainger, 585 8th Av. SW, 2700 Eighth Avenue Place, West Tower, Calgary, Alberta Canada (A0), T2P 1G1, (403) 237-1708

## Reporting persons
- Parex Resources Inc. (CIK 0001506666): type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); source of funds: working capital (WC); sole voting power 6,085,086; shared voting power 0; sole dispositive power 6,085,086; shared dispositive power 0; aggregate amount beneficially owned 6,085,086 (11.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares, par value US$0.001 per share
Name of issuer: GeoPark Ltd
Address of issuer's principal executive offices: Calle 94 No 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to the Schedule 13D filed on October 29, 2025 (as amended by Amendment No. 1, dated December 11, 2025, the "Schedule 13D") by Parex Resources Inc., an Alberta corporation (the "Reporting Person"), relating to the Common Shares, par value US$0.001 per share (the "Common Shares"), of GeoPark Limited, an exempted company incorporated under the laws of Bermuda (the "Company"), whose principal executive offices are located at Calle 94 No 11-30, 8 Piso, Bogota, Colombia, 00000. Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated to read in full as follows:

The information disclosed under Item 4 below is hereby incorporated by reference into this Item 3. The aggregate purchase price of the Common Shares reported herein as being beneficially owned by the Reporting Person was US$40,474,321. The Common Shares beneficially owned by the Reporting Person were purchased using funds out of its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information: On February 20, 2026, the Reporting Person submitted a nomination notice to the Company, pursuant to which the Reporting Person nominated six independent, highly qualified candidates to stand for election to the Board of Directors of the Company (the "Board") at the Company's 2026 annual general meeting (the "Nomination"). In connection with the Nomination, the Reporting Person intends to solicit proxies against an equal number of current members of the Board to prevent their reelection to the Board, which members have not yet been determined.

In connection with the Nomination, each director nominee has entered into a director nomination and indemnification agreement in the form filed as Exhibit 99.1 hereto, pursuant to which, among other things, each such nominee has agreed to serve as a director of the Company if elected to the Board. The foregoing summary of the director nomination and indemnification agreements is not intended to be complete and is qualified in its entirety by reference to the full text of Exhibit 99.1, which is incorporated herein by reference.

On February 20, 2026, the Reporting Person issued a press release announcing the Nomination. The foregoing summary of the press release is not intended to be complete and is qualified in its entirety by reference to the full text of the press release, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

If the nominees are elected to the Board pursuant to the Nomination, such nominees would comprise a majority of the newly constituted Board, which may result in the newly constituted Board determining to take certain actions including, among other things (i) the election of a new chair of the Board, (ii) changes to the composition of the committees of the Board, (iii) removal of, or revisions to, the Company's existing shareholder rights plan or (iv) reengagement with the Reporting Person regarding a potential transaction or one or more of the other actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

On February 23, 2026, the Reporting Person issued a press release announcing that it had submitted an acquisition proposal to acquire Frontera Petroleum International Holdings B.V. ("Frontera Petroleum"), a wholly-owned subsidiary of Frontera Energy Corporation ("Frontera") with oil and gas exploration and production assets in Colombia, in an all-cash offer for consideration of US$500 million, plus the assumption of debt, in addition to a contingent payment of US$25 million with terms that are substantially the same as the existing acquisition agreement previously announced by the Company. The foregoing summary of the press release is not intended to be complete and is qualified in its entirety by reference to the full text of the press release, which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

The purpose of the acquisition proposal is to acquire the assets of Frontera Petroleum, and is not related to the Reporting Person's acquisition of Common Shares, the Nomination or the Reporting Person's plans or proposals relating thereto. However, if Frontera accepts the acquisition proposal, it would have the effect of (i) preventing the Company from acquiring such assets and (ii) changing the Company's anticipated business, and also may result in one or more of the other actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Person and as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth on the cover page of this Statement, and such information is incorporated herein by reference. The percentage used herein is calculated based on an aggregate of 51,663,988 Common Shares outstanding as of September 30, 2025, based on the information contained in the Company's Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025 and 2024, included in the Company's Form 6-K dated November 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) of this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

On February 17, 2026, the Reporting Person acquired 100 Common Shares on the open market at a price of US$8.09 per share.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Form of Director Nomination and Indemnification Agreement
Exhibit 99.2: Press Release of the Reporting Person, dated February 20, 2026
Exhibit 99.3: Press Release of the Reporting Person, dated February 23, 2026

## Signatures
- Parex Resources Inc.: /s/ Cameron Grainger, Cameron Grainger (02/23/2026)